

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2012

Via E-mail
Curtis W. Hicks
Chief Financial Officer
Vermilion Energy Inc.
3500, 520 – 3rd Avenue S.W.
Calgary, Alberta T2P 0R3 Canada

> **Re:** **Vermilion Energy Inc.**
> **Form 40-F for Fiscal Year Ended December 31, 2011**
> **Filed March 12, 2012**
> **File No. 000-50832**

Dear Mr. Hicks:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F for Fiscal Year Ended December 31, 2011

Exhibit 99.3 – 2011 Audited Annual Financial Statements

Note 2. Significant Accounting Policies, page 10

Exploration and Evaluation Assets, page 10

1.   We note that if reserves are not found within the license area or the area is abandoned, the related Exploration and Evaluation assets are amortized over a period of not greater than five years. Please tell us the authoritative literature that supports your accounting. In this regard, it appears that IFRS 6.18 indicates that the IAS 36 impairment model should be used and does not contemplate amortizing impairment into future periods.

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer O'Brien at (202) 551-3721 or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3311 with any other questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief